UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Matters:

On October 23, 2023, Mereo BioPharma Group plc (the “Company”) issued a press release providing an update on recent program developments and third quarter 2023 financial information. The press release is furnished in Exhibit 99.1 hereto.

Third Quarter 2023 Financial Information:

As of September 30, 2023, the Company had cash and short-term deposits of £51.2 million ($62.4 million). Cash and short-term deposits, net of expenditures, increased by £9.1 million ($11.1 million) during the third quarter of 2023.

In July 2023, the Company received a $9.0 million (£7.1 million) milestone payment from its partner, Ultragenyx, and net proceeds of $11.5 million (£8.9 million), after deducting commissions and estimated issuance costs, from the issuance of 9,673,419 ADSs representing 48,367,095 ordinary shares through an “at-the-market” offering pursuant to its Open Market Sale Agreement with Jefferies LLC (the “Sale Agreement”). The Company expects its existing cash and short-term deposits, excluding income from existing or potential partnerships, will enable it to fund its currently committed clinical trials, operating expenses and capital expenditure requirements into 2026.

For the comparative period, as of September 30, 2022, the Company had cash and short-term deposits of £67.5 million ($74.8 million). Net cash burn during the third quarter of 2022 amounted to £8.9 million ($9.9 million).

The contents of this Report on Form 6-K, excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into Mereo BioPharma Group plc’s (“Mereo” or the “Company”) registration statements on Form F-3 (File Numbers 333-239708 and 333-258495) and Form S-8 (File Numbers 333-231636, 333-236498, 333-252147 333-262151 and 333-269388) and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

Exhibit Index

Exhibits

99.1	Press Release, dated October 23, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Christine Fox
Name: Christine Fox
Title: Chief Financial Officer